As filed with the Securities and Exchange Commission on February 10, 2004

Registration No. 333-108926

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CELL THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Washington	2834	91-1533912
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James A. Bianco

President and Chief Executive Officer

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Kennedy, Esq.

Karen A. Dempsey, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market, Spear Street Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (hereinafter the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Dated February 10, 2004

$75,000,000

4% Convertible Senior Subordinated Notes due July 1, 2010

and the common stock issuable upon conversion of the notes

We issued the notes offered by this prospectus in a private placement in June 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

You may convert the notes into shares of our common stock at any time before their maturity unless we have previously redeemed or repurchased them. The notes will be due on July 1, 2010. The conversion rate is 74.0741 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately $13.50 per share.

We will pay interest on the notes on January 1 and July 1 of each year. The first interest payment will be made on January 1, 2004. The notes are senior in right of payment to our 5.75% Convertible Subordinated Notes due 2008 and rank equally in right of payment with our 5.75% Convertible Senior Subordinated Notes due 2008. The notes are subordinated in right of payment to all of our other existing and future senior debt.

We may provisionally redeem, under the conditions described in this prospectus, some or all of the notes at any time prior to maturity at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. We will make an additional payment in cash with respect to the notes called for provisional redemption in an amount equal to $280.00 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, as described in this prospectus, you may require us to repurchase any notes held by you.

The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible in the PORTALSM Market of the National Association of Securities Dealers, Inc. Our common stock is quoted on the Nasdaq National Market and on the Nuovo Mercato in Italy under the symbol “CTIC.” On February 6, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $9.55 per share.

Investing in the notes involves risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February   , 2004

i

PROSPECTUS SUMMARY

The following is a summary of this prospectus. You should read this entire prospectus carefully, including the documents that we have incorporated by reference, before making an investment decision.

Our Company

We develop, acquire and commercialize novel treatments for cancer. Our goal is to build a leading, vertically integrated biopharmaceutical company with a diversified portfolio of proprietary oncology drugs. Our research, clinical development and in-licensing activities are concentrated on identifying new, less toxic and more effective ways to treat cancer. We currently have one approved cancer drug, TRISENOX, which we market in the U.S. and in the European Union, or EU. TRISENOX has been approved for the treatment of patients with a type of blood cell cancer called Acute Promyelocytic Leukemia, or APL, who have relapsed or failed standard therapies. We have additional clinical trials ongoing related to potential market expansion for this product. We are developing XYOTAX, which utilizes a biodegradable protein polymer to deliver the chemotherapy drug, paclitaxel, more selectively to tumor tissue. We have completed patient enrollment for one pivotal phase III trial and expect to complete enrollment in the first half of 2004 of two more pivotal phase III trials of XYOTAX for the treatment of non-small cell lung cancer. We are also developing Pixantrone, a novel anthracycline with potentially less cardiac toxicity and greater anti-tumor activity than marketed anthracylines. We expect to begin a pivotal phase III trial of Pixantrone for the treatment of aggressive non-Hodgkin’s lymphoma in the first quarter of 2004. We are also developing CT-2106 which is entering phase II trials for the treatment of small cell lung cancer and other solid tumors.

On January 1, 2004, we completed our acquisition of Novuspharma, S.p.A., an Italian biopharmaceutical company focused on oncology. Through this acquisition, we obtained worldwide rights to Pixantrone and a high-quality drug discovery organization with an extensive track record in cancer drug development. The Novuspharma acquisition and its drug candidates are consistent with our strategy of growth by strategic acquisition and our goal to develop less toxic more effective cancer therapies.

We were incorporated in Washington in 1991. Our principal office is located at 501 Elliott Avenue West, Suite 400, Seattle, WA 98119. Our telephone number is (206) 282-7100. Our world wide web address is http://www.cticseattle.com. Information on our website does not constitute part of this prospectus. “CTI,” “TRISENOX”, “XYOTAX” (formerly referred to as PG-TXL) and “Pixantrone” are our proprietary marks. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see the “Description of Notes” section in this prospectus.

Securities Offered	$75,000,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due July 1, 2010 and shares of common stock issuable upon conversion of the notes.

Issuer	Cell Therapeutics, Inc.

Maturity	July 1, 2010

Interest	Interest is payable on the notes at a rate of 4% per year, payable in cash semi-annually on January 1 and July 1 of each year, beginning January 1, 2004.

Conversion

You have the option to convert our notes into shares of our common stock at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of our notes, which is equivalent to a conversion price of approximately $13.50 per share. The conversion rate is subject to adjustment.

You may convert the notes at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased our notes; provided, however, that if a note is called for redemption or repurchase, you will be entitled to convert the note at any time before the close of business on the date immediately preceding the date fixed for redemption or repurchase, as the case may be. See “Description of Notes—Conversion Rights.”

Ranking

The notes are senior to our existing 5.75% Convertible Subordinated Notes due 2008 and rank equal in right of payment with our existing 5.75% Convertible Senior Subordinated Notes due 2008. The notes are subordinated to our present and future senior debt. As of September 30, 2003, there was outstanding approximately $85.5 million of our 5.75% Convertible Senior Subordinated Notes due 2008 and $29.6 million of our 5.75% Convertible Subordinated Notes due 2008. As of September 30, 2003 our other long-term obligations (excluding deferred revenue) aggregated $4.9 million and our subsidiaries had liabilities (excluding inter-company liabilities) of $2.0 million, of which $1.1 million is included in our $4.9 million of long-term obligations. Our $4.9 million of long-term obligations constitutes all of our senior debt for purposes of the notes as of September 30, 2003. The notes are also effectively subordinated in right of payment to the liabilities of our subsidiaries. The indenture governing the notes does not restrict our incurrence of indebtedness, including senior debt, or our subsidiaries’ incurrence of indebtedness. See “Description of Notes—Subordination.”

Provisional Redemption

We may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to $1,000 per $1,000 principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption if:

•	the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice; and

•	the registration statement of which this prospectus forms a part is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required.

We will make an additional payment in cash or, at our option, common stock, or in a combination of cash and common stock, with respect to any notes called for provisional redemption in an amount equal to $280.00 per $1,000 principal amount of the notes, less the amount of any interest actually paid on the notes before the date of redemption. We are obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date. See “Description of Notes—Provisional Redemption.”

Repurchase at Option of Holders Upon a Change in Control

Upon a change in control, as defined in the indenture, you will have the right, subject to various conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. The repurchase price is payable in cash or, at our option, in shares of common stock. However, we, or the successor entity in the change in control transaction, may pay the repurchase price in common stock only if the conditions provided in the indenture governing the notes are satisfied. If the repurchase price is paid in common stock, the common stock will be valued at 95% of the average of the high and low sales prices of the common stock for each of the five trading days ending with the third trading day prior to the repurchase date. A change in control could be an event of default under our senior debt. In those circumstances, the subordination provisions of the indenture under which the notes were issued would likely prevent us from repurchasing the notes until the senior debt is paid in full. See “Description of Notes—Repurchase at Option of Holders Upon a Change in Control.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares offered by this prospectus.

Events of Default	The following are events of default under the indenture for the notes:

•	we fail to pay the principal of or any premium on the notes when due, whether or not the payment is prohibited by the indenture’s subordination provisions;

•	we fail to pay any interest on the notes when due and that default continues for 30 days, whether or not the payment is prohibited by the indenture’s subordination provisions;

•	we fail to give the notice that we are required to give if there is a change in control, whether or not the notice is prohibited by the indenture’s subordination provisions;

•	we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•	we fail to pay when due the principal of any indebtedness for money borrowed by us or any of our subsidiaries in excess of $10 million if the indebtedness is not discharged and such failure continues for 30 days or more, or, if such indebtedness has been accelerated and such acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

•	certain events of bankruptcy, insolvency or reorganization with respect to Cell Therapeutics, Inc. and its significant subsidiaries specified in the indenture.

See “Description of Notes—Events of Default.”

Nasdaq National Market Symbol for Our Common Stock	CTIC

Risk Factors

You should read the “Risk Factors” section, beginning on page 6 of this prospectus, so that you understand the risks associated with an investment in the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—	—

(1)	For the purposes of computing ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the years ended December 31, 1998, 1999, 2000, 2001, 2002, and for the nine months ended September 30, 2002 and 2003, were insufficient to cover fixed charges by $24,972, $36,280, $51,929, $80,273, $49,903, $80,440 and $93,364 (in thousands) respectively.

RISK FACTORS

You should carefully consider the risks described below and other information in this prospectus and in the documents incorporated by reference into this prospectus before deciding to invest in the notes or the common stock issuable upon conversion of the notes.

The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. In that case, the trading price of our securities could decline.

Risks Related To Our Business

We expect to continue to incur net losses, and we might never achieve profitability.

We were incorporated in 1991 and have incurred a net operating loss every year. As of September 30, 2003, we had an accumulated deficit of approximately $433.8 million, not including losses of Novuspharma. We may never become profitable, even if we are able to commercialize additional products. We will need to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial increasing operating losses for at least the next several years. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we do not successfully develop additional products, we may be unable to generate significant revenue or become profitable.

We have only one product, TRISENOX, for relapsed or refractory acute promyelocytic leukemia, or APL, that has received marketing approval to date. Our leading drug candidates, TRISENOX for other indications, XYOTAX, Pixantrone and CT-2106, are currently in clinical trials and may not be successful. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. For example, in our first phase III human trial for lisofylline, completed in March 1998, we failed to meet our two primary endpoints, or goals, even though we met our endpoints in two earlier phase II trials for lisofylline. As a result, we are no longer developing lisofylline as a potential product. Many of our drug candidates are still in research and pre-clinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. Our product candidates will be successful only if:

•	our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

•	we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

•	our product candidates, if developed, are approved by the regulatory authorities.

We are dependent on the successful completion of these goals in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

We may need to raise additional funds in the future, and they may not be available on acceptable terms, or at all.

We expect that our existing capital resources and the interest earned thereon will enable us to maintain our planned operations through at least early 2005. We expect to receive certain grants and subsidized loans from the Italian government and the European Union through our Italian subsidiary into which Novuspharma’s operating assets and liabilities will be contributed. However, we may not receive the relevant funding because the grants and subsidies are awarded at the discretion of the relevant authorities.

Beyond early 2005, or if our plans or assumptions change or are inaccurate, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings or other sources.

Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly, including the delay, modification or cancellation of research and development programs aimed at bringing new products to market. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, drug candidates, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership of us.

Our operations in Italy make us subject to increased risk regarding currency exchange rate fluctuations.

As a result of our merger with Novuspharma and our consequent operations in Italy, we are exposed to risks associated with foreign currency transactions insofar as we might desire to use U.S. dollars to make contract payments denominated in Euros or vice versa. As the net positions of our foreign currency transactions might fluctuate, our earnings might be negatively affected. In addition, as a result of our merger with Novuspharma, we are exposed to risks associated with the translation of Novuspharma’s Euro-denominated financial results and balance sheet into United States dollars. Our reporting currency will remain as the United States dollar, however, a portion of our consolidated financial obligations will arise in Euros. In addition, the carrying value of some of our assets and liabilities will be affected by fluctuations in the value of the United States dollar as compared to the Euro. Changes in the value of the United States dollar as compared to the Euro might have an adverse effect on our reported results of operations and financial condition.

We may take longer to complete our clinical trials than we expect, or we may not be able to complete them at all.

Before regulatory approval for any potential product can be obtained, we must undertake extensive clinical testing on humans to demonstrate the safety and efficacy of the product, both on its own terms, and as compared to the other principal drugs on the market that have the same therapeutic indication. Although for planning purposes we forecast the commencement and completion of clinical trials, the actual timing of these events can vary dramatically due to a number of factors.

We may not obtain authorization to permit product candidates that are already in the pre-clinical development phase to enter the human clinical testing phase. Authorized pre-clinical or clinical testing may not be completed successfully within any specified time period by us, or without significant additional resources or expertise to those originally expected to be necessary. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Clinical testing may not show potential products to be safe and efficacious and potential products may not be approved for a specific indication. Further, the results from pre-clinical studies and early clinical trials may not be indicative of the results that will be obtained in later-stage clinical trials. Data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our future clinical trial results. In addition, we or regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the number of patients with the relevant conditions, the nature of the clinical testing, the proximity of patients to clinical testing centers, the eligibility criteria for tests as well as competition with other clinical testing programs involving the same patient profile but different treatments.

We have limited experience in conducting clinical trials. We expect to continue to rely on third parties, such as contract research organizations, academic institutions and/or co-operative groups, to conduct, oversee and monitor clinical trials as well as to process the clinical results and manage test requests, which may result in delays or failure to complete trials, if the third parties fail to perform or to meet the applicable standards.

If we fail to commence or complete, or experience delays in any of our present or planned clinical trials, including the Phase III clinical trials of XYOTAX, the Phase II clinical trials of TRISENOX and the Phase II and Phase III clinical trials of Pixantrone, our ability to conduct our business as planned could be harmed. Our development costs may increase if we experience any future delays in our clinical trials for XYOTAX, TRISENOX, Pixantrone or our other product candidates or if we need to perform more or larger clinical trials than planned. If delays or costs are significant, our financial results and our ability to commercialize our product candidates may be adversely affected.

Even if our drug candidates are successful in clinical trials, we may not be able to successfully commercialize them.

Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. With the exception of TRISENOX for patients with APL who have relapsed or failed standard therapies, all of our compounds currently are in research or development, and none has been submitted for marketing approval. Our other compounds may not enter human clinical trials on a timely basis, if at all, and we may not develop any product candidates suitable for commercialization.

Prior to commercialization, each product candidate will require significant additional research, development and pre-clinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. The development of anti-cancer drugs, including those we are currently developing, is unpredictable and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons including that they may:

•	be found ineffective or cause harmful side effects during pre-clinical testing or clinical trials;

•	fail to receive necessary regulatory approvals;

•	be difficult to manufacture on a scale necessary for commercialization;

•	be uneconomical to produce;

•	fail to achieve market acceptance; or

•	be precluded from commercialization by proprietary rights of third parties.

The occurrence of any of these events could adversely affect the commercialization of our products. Any products, if introduced, may not be successfully marketed and/or may not achieve customer acceptance. If we fail to commercialize products or if our future products do not achieve significant market acceptance, we will not likely generate significant revenues or become profitable.

If we fail to establish and maintain collaborations or if our partners do not perform, we may unable to develop and commercialize our product candidates.

We have entered into collaborative arrangements with third parties to develop and/or commercialize product candidates and are currently seeking additional collaborations. For example, we have entered into an agreement with Chugai Pharmaceutical Co., Ltd. to develop and commercialize XYOTAX in several Asian markets. Additional collaborations might be necessary in order for us to fund our research and development activities and third-party manufacturing arrangements, seek and obtain regulatory approvals and successfully commercialize our existing and future product candidates. If we fail to enter into additional collaborative arrangements or fail to maintain our existing collaborative arrangements, the number of product candidates from which we could receive future revenues would decline.

Our dependence on collaborative arrangements with third parties will subject us to a number of risks that could harm our ability to develop and commercialize products, including that:

•	collaborative arrangements may not be on terms favorable to us;

•	disagreements with partners may result in delays in the development and marketing of products, termination of our collaboration agreements or time consuming and expensive legal action;

•	we cannot control the amount and timing of resources partners devote to product candidates or their prioritization of product candidates and partners may not allocate sufficient funds or resources to the development, promotion or marketing of our products, or may not perform their obligations as expected;

•	partners may choose to develop, independently or with other companies, alternative products or treatments, including products or treatments which compete with ours;

•	agreements with partners may expire or be terminated without renewal, or partners may breach collaboration agreements with us;

•	business combinations or significant changes in a partner’s business strategy might adversely affect that partner’s willingness or ability to complete its obligations to us; and

•	the terms and conditions of the relevant agreements may no longer be suitable.

The occurrence of any of these events could adversely affect the development or commercialization of our products.

Because we base several of our drug candidates on unproven novel technologies, we may never develop them into commercial products.

We base many of our product candidates upon novel delivery technologies that we are using to discover and develop drugs for the treatment of cancer. These technologies have not been proven. Furthermore, pre-clinical results in animal studies may not predict outcomes in human clinical trials. Our product candidates may not be proven safe or effective. If these technologies do not work, our drug candidates may not develop into commercial products.

We may face difficulties in achieving acceptance of our products in the market if we do not continue to expand our sales and marketing infrastructure.

We currently are marketing TRISENOX with our direct sales force. Competition for these individuals is intense, and in the event we need additional sales personnel, we may not be able to hire individuals with the experience required or number of sales personnel we need. In addition, if we market and sell products other than TRISENOX, we may need to further expand our marketing and sales force with sufficient technical expertise and distribution capacity. If we are unable to expand our direct sales operations and train new sales personnel as rapidly as necessary, we may not be able to increase market awareness and sales of our products, which may prevent us from growing our revenues and achieving and maintaining profitability.

If any of our license agreements for intellectual property underlying TRISENOX, XYOTAX, Pixantrone or any other products are terminated, we may lose our rights to develop or market that product.

We have licensed intellectual property, including patent applications from The Memorial Sloan-Kettering Cancer Center, Samuel Waxman Cancer Research Foundation, Beijing Medical University, The University of Vermont, Hoffman La Roche and others, including the intellectual property relating to TRISENOX and Pixantrone. We have also in-licensed the intellectual property relating to our drug delivery technology that uses polymers that are linked to drugs, known as polymer-drug conjugates, including XYOTAX and CT-2106. Some of our product development programs depend on our ability to maintain rights under these licenses. Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under these licenses. We may not be able to meet our obligations under these licenses. If we default under any license agreements, we may lose our right to market and sell any products based on the licensed technology.

If we fail to protect adequately our intellectual property, our competitive position could be harmed.

Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

•	obtain patent protection for our products or processes both in the United States and other countries;

•	protect trade secrets; and

•	prevent others from infringing on our proprietary rights.

When polymers are linked, or conjugated, to drugs, the results are referred to as polymer-drug conjugates. We are developing drug delivery technology that links chemotherapy drugs to biodegradable polymers. For example, XYOTAX is paclitaxel, the active ingredient in TAXOL®, one of the world’s best selling cancer drugs, linked to polyglutamate. We may not receive a patent for our polymer-drug conjugates and we may be challenged by the holder of a patent covering the underlying drug.

The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The United States Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the United States, and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. Patent applications in which we have rights may never issue as patents and the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our orphan drug designations in the United States or EU, which are designations for products meeting criteria based on the size of the potential United States or EU patient population for a drug, respectively, and which entitle that drug to seven years of exclusive rights in the United States market or ten years in the EU market, as applicable, or to protect a patent position or to determine the scope and validity of third party proprietary rights, and we may not have the required resources to pursue any such litigation or to protect our patent rights. Any adverse outcome in litigation with respect to the infringement or validity of any patents owned by third parties could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While we require our employees, consultants and corporate partners with access to proprietary information to enter into confidentiality agreements, these agreements may not be honored.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

We attempt to monitor the patent filings that may be relevant to our products and product candidates in an effort to guide the design and development of our products to avoid infringement. We may not be able to successfully challenge the validity of these patents and could have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Moreover, third parties may challenge the patents that have been issued or licensed to us. Even if infringement claims against us are without merit, or if we challenge the validity of issued patents, lawsuits take significant time, may be expensive and may divert management attention from other business concerns.

If we are unable to enter into new licensing arrangements, our future product portfolio and potential profitability could be harmed.

One component of our business strategy is in-licensing drug compounds developed by other pharmaceutical and biotechnology companies or academic research laboratories. Substantially all of our product candidates in clinical development are in-licensed from a third party, including TRISENOX, XYOTAX and Pixantrone. Competition for new promising compounds and commercial products can be intense. If we are not able to identify future in-licensing opportunities and enter into future licensing arrangements on acceptable terms, our future product portfolio and potential profitability could be harmed.

We may be unable to obtain the raw materials necessary to produce our XYOTAX product candidate in sufficient quantity to meet demand when and if such product is approved.

We may not be able to continue to purchase the materials necessary to produce XYOTAX, including paclitaxel, in adequate volume and quality. Paclitaxel is derived from certain varieties of yew trees. Supply of paclitaxel is controlled by a limited number of companies. We purchase the majority of the paclitaxel we need from a single vendor. We also purchase the raw material polyglutamic acid from a single source on a purchase order basis. Should the paclitaxel or polyglutamic acid purchased from our sources prove to be insufficient in quantity or quality, or should these relationships terminate, we may not be able to obtain a sufficient supply from alternate sources on acceptable terms, or at all.

Our dependence on third party manufacturers means that we may not have sufficient control over the manufacture of our products.

We do not currently have internal facilities for the GMP manufacture of any of our development or commercial products. In addition, TRISENOX, our first commercial product, is currently manufactured by a single vendor. In 2002, we began the process of qualifying an additional supplier for our finished product manufacturing for TRISENOX. This additional supplier received FDA approval to manufacture TRISENOX in June 2003. Because we do not directly control our suppliers, these vendors may not be able to provide us with finished product when we need it. Plans are in place to develop additional manufacturing resources, such as entering into collaborative arrangements with other parties that have established manufacturing capabilities or elect to have other additional third parties manufacture our products on a contract basis.

We will be dependent upon these third parties to supply us in a timely manner with products manufactured in compliance with current good manufacturing practices, or cGMPs, or similar manufacturing standards imposed by foreign regulatory authorities where our products will be tested and/or marketed. While the FDA and other regulatory authorities maintain oversight for cGMP compliance of drug manufacturers, contract manufacturers may at times violate cGMPs. The FDA and other regulatory authorities may take action against a contract manufacturer who violates cGMPs. Such actions may include requiring the contract manufacturer to cease its manufacturing activities.

Another one of our products under development, XYOTAX, has a complex manufacturing process, which may prevent us from obtaining a sufficient supply of drug product for the clinical trials and commercial activities currently planned or underway on a timely basis, if at all.

We are subject to extensive government regulation, including the requirement of approval before our products may be marketed.

Regulatory agencies have approved only one of our products, TRISENOX, for sale in the United States and the European Union, to treat patients with a type of blood cancer called acute promyelocytic leukemia, or APL, who have relapsed or failed standard therapies. Before we can market TRISENOX for other indications in the United States, or EU, we must obtain additional FDA approval and/or approval of the European Agency for the Evaluation of Medical Products, or the EMEA. Our other products are in development, and will have to be approved by the FDA before they can be marketed in the United States and by the EMEA before they can be marketed in the EU. Obtaining FDA or other national regulatory approval requires substantial time, effort and financial resources, and we may not obtain approval on a timely basis, if at all. If the FDA or the EMEA do not approve our developmental products and any additional indications for marketed products in a timely fashion, or does not approve them at all, our business and financial condition may be adversely affected.

In addition, we and our currently marketed products and product candidates are subject to comprehensive regulation by the FDA and the EMEA. Regulation by the FDA and EMEA begins before approval for marketing is granted and continues during the life of each product. For example, TRISENOX was approved by the FDA under its accelerated approval process and by the EMEA “under exceptional circumstances” and we committed to completing several post-approval requirements to both the FDA and the EMEA, including the conduct of additional clinical studies. If we fail to fulfill these obligations, the FDA or EMEA may withdraw approval of TRISENOX. In addition, the FDA and other regulatory authorities regulate, for example, research and development, including pre-clinical and clinical testing, safety, effectiveness, manufacturing, labeling, advertising, promotion, export, and marketing of our products. Manufacturing processes must conform to cGMPs. The FDA and other regulatory authorities periodically inspect manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort to maintain compliance. Also, a drug may not be promoted for other than its approved indication, and the FDA, EMEA and other regulatory authorities may institute enforcement actions against companies that do so. Our failure to comply with this or other FDA or other regulatory requirements may result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

Additionally, we are subject to numerous regulations and statutes regulating the manner of selling and obtaining reimbursement for our products that receive marketing approval. For example, federal statutes generally prohibit providing certain discounts and payments to physicians to encourage them to prescribe our product. Violations of such regulations or statutes may result in treble damages, criminal or civil penalties, fines or exclusion of CTI or its employees from participation in federal and state health care programs. Although we have policies prohibiting violations of relevant regulations and statutes, unauthorized actions of our employees or consultants, or unfavorable interpretations of such regulations or statutes may result in third parties or regulatory agencies bringing legal proceedings or enforcement actions against us.

As a result of our merger with Novuspharma, we are required to comply with the regulatory structure of Italy, which could result in administrative challenges.

As a result of our merger with Novuspharma, our operations now need to comply not only with applicable laws of and rules of the United States, including Washington law and the rules and regulations of the Securities and Exchange Commission and the Nasdaq National Market, but also the EU legal system and the Republic of

Italy, including the rules and regulations of CONSOB and Borsa Italiana, which collectively regulate companies listed on Italy’s public markets such as the Nuovo Mercato. Conducting our operations in a manner that complies with all applicable laws and rules will require us to devote additional time and resources to regulatory compliance matters. For example, the process of seeking to understand and comply with the laws of each country, including tax, labor and regulatory laws, might require us to incur the expense of engaging additional outside counsel, accountants and other professional advisors and might result in delayed business initiatives as we seek to ensure that each new initiative will comply with both regulatory regimes.

As a result of our merger with Novuspharma, we are subject to new legal duties and additional political and economic risks related to our operations in Italy.

As a result of our merger with Novuspharma, a portion of our business is based in Italy. We are subject to duties and risks arising from doing business in Italy, such as:

•	Italian employment law, including collective bargaining agreements negotiated at the national level and over which we have no control;

•	EU data protection regulations, under which we will be unable to send private personal data, including many employment records and some clinical trial data, from our Italian offices to our United States offices until our United States offices self-certify their adherence to the safe harbor framework established by the United States Department of Commerce in consultation with the European Commission;

•	tariffs, customs, duties and other trade barriers; and

•	capital controls, terrorism and other political risks.

These risks related to doing business in Italy could harm the results of our operations.

Uncertainty regarding third party reimbursement and health care cost containment initiatives may limit our returns.

The ongoing efforts of governmental and third party payors to contain or reduce the cost of health care may affect our ability to commercialize our products successfully. Governmental and other third party payors are increasingly attempting to contain health care costs by:

•	challenging the prices charged for health care products and services;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors;

•	refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval; and

•	denying coverage altogether.

The trend toward managed health care in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products. In addition, in almost all European markets, pricing and choice of prescription pharmaceuticals are subject to governmental control. Therefore, the price of our products and their reimbursement in Europe will be determined by national regulatory authorities.

Even if we succeed in bringing any of our proposed products to the market, they may not be considered cost-effective and third party reimbursement might not be available or sufficient. If adequate third party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could make it difficult or impossible to sell our products. TRISENOX has been reimbursed by third party payors, but there is no guarantee this reimbursement will continue.

We face direct and intense competition from our competitors in the biotechnology and pharmaceutical industries and we may not compete successfully against them.

Competition in the oncology industry is intense and is accentuated by the rapid pace of technological development. We anticipate that we will face increased competition in the future as new companies enter our markets. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical companies, specialized biotechnology companies and universities and other research institutions. Specifically:

•	If we are successful in bringing XYOTAX to market, we will face direct competition from oncology-focused multinational corporations. XYOTAX will compete with other taxanes, which are drugs that inhibit cell growth by stopping cell division and are widely used as treatments for cancer. Many oncology-focused multinational corporations currently market or are developing taxanes, epothilones, which inhibit cancer cells by a mechanism similar to taxanes, or similar products (including, among others, Bristol-Myers Squibb Co., which markets Taxol®, one of the best-selling cancer drugs and Aventis, which markets Taxotere®. In addition, several companies are also developing novel taxanes and formulations which could compete with our products.

•	In the hematology market, we hope to receive approval to market TRISENOX to larger indications than currently authorized. We will face competition from a number of biopharmaceutical companies, including:

—	Celgene Corporation, which currently sells thalidomide used in the treatment of multiple myeloma, a cancer of the bone marrow, and is developing ImiDs™;

—	Millennium Pharmaceuticals, Inc., which recently launched Velcade™ for treatment of multiple myeloma;

—	Pharmion Corporation, which has signed an agreement with Celgene to expand internationally the marketing of thalidomide and is developing 5-Azacytidine for myelodyplastic syndromes, or MDS, also known as ‘smoldering’ leukemia or preleukemia, which are a group of diseases in which the bone marrow does not function normally, and insufficient numbers of mature blood cells are in circulation; and

—	SuperGen Corporation, which is developing decitabine, which is in phase III studies in MDS.

•	Because Pixantrone is intended to provide less toxic treatment to patients who have failed standard chemotherapy treatment, if Pixantrone is brought to market, it is not expected to compete directly with many existing chemotherapy drugs. However, Pixantrone will face competition from currently marketed anthracyclines, such as mitoxantrone (Novantrone®), and new anti-cancer drugs with reduced toxicity that may be developed and marketed, including Vincristine Sulfate Liposome for Injection, or VSLI, a product being developed by Inex Pharmaceuticals Corporation that is currently in late stage clinical trials.

Many of our competitors, either alone or together with their collaborators and in particular, the multinational pharmaceutical companies, have substantially greater financial resources and development and marketing teams than us. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in developing, manufacturing and marketing products. As a result, these companies’ products might come to market sooner or might prove to be more effective, to be less expensive, to have fewer side effects or to be easier to administer than ours. In any such case, sales of our products or eventual products would likely suffer and we might never recoup the significant investments we are making to develop these product candidates.

If we lose our key personnel or we are unable to attract and retain additional personnel, we may be unable to pursue collaborations or develop our own products.

We are highly dependent on Dr. James A. Bianco, our president and chief executive officer, Dr. Jack W. Singer, our chief medical officer and Silvano Spinelli, our executive vice president of development and managing director of european operations. The loss of any one of these principal members of our scientific or management staff, or failure to attract or retain other key scientific employees, could prevent us from pursuing collaborations or developing and commercializing our products and core technologies. Recruiting and retaining qualified scientific personnel to perform research and development work are critical to our success. There is intense competition for qualified scientists and managerial personnel from numerous pharmaceutical and biotechnology companies, as well as from academic and government organizations, research institutions and other entities. In addition, we will rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development strategy. All of our consultants and advisors will be employed by other employers or are self-employed, and will have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.

The integration of Novuspharma’s business and operations will be a challenging, complex, time-consuming and expensive process and may disrupt our business if not completed in a timely and efficient manner.

The challenges involved in the integration of Novuspharma include the following:

•	effectively pursuing the clinical development and regulatory approvals of all product candidates while effectively marketing our current approved product (TRISENOX);

•	successfully commercializing products under development and increasing revenues from TRISENOX;

•	retaining certain existing strategic partners;

•	retaining and integrating management and other key employees;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	integrating purchasing and procurement operations in multiple locations;

•	maintaining an adequate level of liquidity to fund our continuing operations and expansion;

•	integrating the business culture of Novuspharma with our culture and maintaining employee morale;

•	transitioning all facilities to a common information technology system;

•	developing and maintaining uniform standards, controls, procedures and policies relating to financial reporting and employment related matters that comply with both United States and Italian laws and regulations;

•	maintaining adequate focus on the core business of the combined company while integrating operations;

•	maintaining relationships with employees, strategic partners, manufacturers and suppliers while integrating management and other key personnel;

•	realizing the benefits and synergies to the extent or in the time frame anticipated; and

•	coping with unanticipated expenses related to integration.

We may not succeed in addressing these challenges or any other problems encountered in connection with integration following the merger, which may be exacerbated by the geographic separation of our operations in the United States and in Italy. If management is not able to address these challenges, we may not achieve the anticipated benefits of the merger, which may have a material adverse effect on our business and could result in the loss of key personnel.

Our limited operating experience may cause us difficulty in managing our growth and could seriously harm our business.

As a result of additional trials for TRISENOX for indications other than relapsed or refractory APL and clinical trials currently underway for XYOTAX, Pixantrone and our other products in development, we have expanded our operations in various areas, including our management, regulatory, clinical, financial and information systems and other elements of our business process infrastructure. We may need to add additional key personnel in these areas. In addition, as growth occurs, it may strain our operational, managerial and financial resources. We may not be able to increase revenues or control costs unless we continue to improve our operational, financial, regulatory and managerial systems and processes, and expand, train and manage our work force.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. While we have insurance covering product use in our clinical trials, and currently have product liability insurance for TRISENOX, it is possible that we will not be able to maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

We may not be able to conduct animal testing in the future, which could harm our research and development activities.

Certain of our research and development activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting activities through protests and other means. To the extent the activities of these groups are successful, our business could be materially harmed by delaying or interrupting our research and development activities.

Risks Related to the Securities Markets

Our stock price is extremely volatile, which may affect our ability to raise capital in the future.

The market price for securities of biopharmaceutical and biotechnology companies, including ours, historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. For example, during the twelve months ended December 31, 2003, our stock price ranged from a low of $5.18 to a high of $15.70. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

Factors that may have a significant impact on the market price and marketability of our common stock include:

•	announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors;

•	our quarterly operating results;

•	announcements by us or others of results of pre-clinical testing and clinical trials;

•	developments or disputes concerning patent or other proprietary rights;

•	developments in our relationships with collaborative partners;

•	our success in integrating the business and operations of Novuspharma;

•	acquisitions;

•	litigation and government proceedings;

•	adverse legislation, including changes in governmental regulation and the status of our regulatory approvals or applications;

•	third-party reimbursement policies;

•	changes in securities analysts’ recommendations;

•	changes in health care policies and practices;

•	economic and other external factors; and

•	general market conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

Our charter documents contain provisions that may prevent or delay removal of incumbent management or a change of control.

Provisions of our articles of incorporation and bylaws may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, proxy contests and changes in control. These provisions include:

•	a classified board so that only one third of the board of directors is elected each year;

•	elimination of cumulative voting in the election of directors;

•	procedures for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval;

•	the ability of our board of directors to issue up to 10,000,000 shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences as the board of directors may determine; and

•	a shareholder rights plan.

In addition, as a Washington corporation, we are subject to Washington law, including Chapter 23 of the Washington Business Corporations Act, which prohibits public companies from engaging in some business combinations without the approval of a majority of the votes within each voting group entitled to vote separately on the transaction.

These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

Risks Related To Our Notes

The notes are subordinated to our existing and future senior debt and liabilities of our subsidiaries.

The notes are senior in right of payment to our 5.75% Convertible Subordinated Notes due 2008 and are equal in right of payment with our 5.75% Convertible Senior Subordinated Notes due 2008. The notes are unsecured and subordinated in right of payment to all of our other existing and future senior debt. As of September 30, 2003 we had $4.9 million of senior debt outstanding, in addition to $85.5 million principal amount of 5.75% Convertible Senior Subordinated Notes and $29.6 million principal amount 5.75% Convertible Subordinated Notes outstanding. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full. There may not be sufficient assets remaining to pay amounts due on any of the notes that are then outstanding. The notes are also effectively subordinated to all liabilities, including trade payables and lease obligations, of our subsidiaries. As of September 30, 2003, our subsidiaries had liabilities of approximately $2.0 million (excluding intercompany liabilities) to which the notes would have been effectively subordinated if they had been outstanding at that time, approximately $1.1 million of which is included in the $4.9 million of senior debt described above. The indenture governing the notes does not prohibit or limit the incurrence of senior debt or the incurrence of other debt and other liabilities by us or our subsidiaries. The incurrence of additional senior debt and other liabilities by us or our subsidiaries could impede our ability to pay obligations on the notes.

We anticipate that from time to time we will incur additional debt, including senior indebtedness. See “Description of Notes—Subordination.”

We may be unable to repurchase the notes.

At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if we experience a change in control, each holder of the notes may require us to repurchase all or a portion of that holder’s notes. At maturity or if we experience a change in control, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due on the notes then outstanding. Our borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the indenture governing the notes. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture governing the notes would, absent a waiver, prohibit any repurchase of the notes until we pay the senior debt in full.

We may be unable to generate sufficient cash flow from which to make payments on the notes.

We expect to incur substantial net operating losses for the foreseeable future. We may not become profitable or sustain profitability in the future. Accordingly, we may not have sufficient funds to make payments on the notes. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

Sale of a large number of shares by Cell Therapeutics or by shareholders could depress our stock price.

The market price of our common stock could drop as a result of sales or expected sales of a large number of our shares in the public market. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of the common stock.

There is no public market for the notes being offered, which may significantly impair the liquidity of the notes.

There is no established public trading market for the notes. As a result, there may not develop liquidity of any such trading market that may develop, there may not be an ability of holders to sell their notes, and there is no guarantee at which price holders will be able to sell their notes. If such a market were to exist, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not presently intend to apply for the listing of the notes on any securities exchange or for inclusion of the notes in the automated quotation system of the NASD.

CIBC World Markets Corp. and Piper Jaffray & Co., who we refer to in this prospectus as the Initial Purchasers of the notes, have advised us that they presently are making a market in the notes. The Initial Purchasers are not obligated, however, to maintain a market in the notes, and any such market-making may be discontinued at any time at the sole discretion of the Initial Purchasers. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

The notes are not rated and if rated in the future may receive a lower rating than anticipated by investors.

The notes are not currently rated and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce the rating of the notes in the future, the market price of the notes and our common stock may be adversely affected.

If you convert any notes, the value of the common stock you receive may fluctuate significantly.

Since our common stock has been publicly traded, its market price has fluctuated significantly and may continue to do so in the future. Factors that may have a significant impact on the market price and marketability of our common stock include:

•	announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors;

•	our quarterly operating results;

•	announcements by us or others of results of preclinical testing and clinical trials;

•	developments or disputes concerning patent or other proprietary rights;

•	developments in our relationships with collaborative partners;

•	our success in integrating the business and operations of Novuspharma;

•	acquisitions;

•	litigation and government proceedings;

•	adverse legislation, including changes in governmental regulation and the status of our regulatory approvals or applications;

•	third-party reimbursement policies;

•	changes in securities analysts’ recommendations;

•	changes in health care policies and practices;

•	economic and other external factors; and

•	general market conditions.

In addition, stock markets have experienced extreme price volatility in recent years. In the past, our common stock has experienced volatility not necessarily related to announcements of our financial performance. Broad market fluctuations may also adversely affect the market price of the underlying common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors disclosed in this prospectus when evaluating an investment in the notes or the common stock issuable upon conversion of the notes. This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “potential,” or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from these projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth above and those described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

The 4% Convertible Senior Subordinated Notes due July 1, 2010 are issued under, and are governed by, an indenture, between us and U.S. Bank National Association, as trustee. Because this section is a summary, it does not describe every aspect of the notes, the indenture or the registration rights agreement. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the indenture and registration rights agreement, including definitions of certain terms used in the indenture or the registration rights agreement. The indenture and the registration rights agreement have been filed as exhibits to this registration statement of which this prospectus forms a part. We urge you to read these documents because they define your rights as holders of the notes.

General

The notes are our general, unsecured obligations. The notes are subordinated in right of payment, which means that they rank in right of payment behind certain of our indebtedness as described below, but are senior in right of payment to our 5.75% Convertible Subordinated Notes due 2008 and rank equally in right of payment with our 5.75% Convertible Senior Subordinated Notes due 2008. The notes are limited to $75,000,000 aggregate principal amount. We are required to repay the full principal amount of the notes on July 1, 2010, unless they are previously redeemed or repurchased.

The notes bear interest at the annual rate of 4% from the date of issuance of the notes. We will pay interest twice a year, on each January l and July 1, beginning January 1, 2004, until the principal is paid or made available for payment or the notes have been converted. We will pay interest to the persons in whose name the note is registered at the close of business on the immediately preceding December 15 or June 15, as the case may be, which we refer to as a regular record date. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months.

You may convert the notes into shares of our common stock at any time before the close of business on July l, 2010, unless the notes have been previously redeemed or repurchased. The initial conversion rate for the notes is 74.0741 shares of common stock per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of approximately $13.50 per share. The conversion rate may be adjusted as described below. Holders of notes called for redemption or submitted for repurchase are entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption or repurchase.

We may redeem some or all of the notes at any time prior to maturity at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if (a) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice and (b) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required. In the event that we redeem the notes, we will make an additional payment in cash with respect to the notes called for provisional redemption in an amount equal to $280.00 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. See the subsection entitled “Provisional Redemption” below for more information.

If we experience a change in control, as described below, you have the right to require us to repurchase your notes as described in the section of this prospectus entitled “Repurchase at Option of Holders Upon a Change in Control.”

No “sinking fund” is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes are issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and integral multiples thereof.

Principal of, premium, if any, and interest (and liquidated damages, as defined below, if any) on the notes is payable, and the notes may be presented for registration or exchange, at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York. Until we designate otherwise, our office or agency is the trustee’s corporate trust office presently located in the Borough of Manhattan, The City of New York.

The notes are currently evidenced by one or more global notes that are deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note is not registered in the name of any person, nor can it be exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless either of the following occurs:

•	DTC has notified us that it is unwilling or unable to continue as depository for the global note or has ceased to be a clearing agency registered as such under the Exchange Act or announces an intention permanently to cease business or does in fact do so; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any notes issued in exchange for the global note will be registered.

So long as the notes are registered in the name of Cede & Co. as nominee for DTC, DTC or its nominee are considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot receive notes registered in such holder’s name if they are represented by the global notes;

•	you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes;

•	you are not considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers can only own securities in physical, certificated form. These laws may limit your ability to acquire interest in the notes and to transfer or encumber your beneficial interests in the global note to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee, called participants, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note appears and the only way the transfer of those interests can be made is on the records kept by DTC (for its participants’ interests) and the records kept by those participants (for interests participants hold on behalf of other persons).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same day funds settlement system, and settle in immediately available funds. We make no representation as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

So long as DTC through Cede & Co. is the sole registered holder of the notes, we will make cash payments of interest on, and the redemption or repurchase price of, the global note, as well as any payment of liquidated damages, only to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We will make these payments by wire transfer of immediately available funds on each payment date.

We have been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global note, as well as any payment of liquidated damages, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants is the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in “street name.”

We will send any redemption notices to the trustee. If fewer than all of the notes are being redeemed, the particular ratio to be redeemed is selected by the trustee by a method that the trustee deems to be fair and appropriate. We understand that if fewer than all of the global notes are to be redeemed, DTC’s current practice is to determine by lot the amount of the holdings of each participant in the global notes to be redeemed.

We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge or otherwise encumber their interest in the note to persons or entities that do not participate in the DTC book entry system, or otherwise take actions in respect of that interest, may be adversely affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

DTC has also advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC’s policies and procedures, which may change periodically, apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. The trustee and we have no responsibility or liability for any aspect of DTC’s or any participant’s records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

You may, at your option, convert the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time prior to the close of business on the maturity date, unless the note has been previously redeemed or repurchased. If the notes are called for redemption or are subject to repurchase, you may convert your notes at any time before the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be, unless we default in making the payment due upon redemption or repurchase. In each case, the initial conversion rate is equal to 74.0741 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $13.50 per share. The conversion rate is subject to adjustment as described below.

You can convert the note by delivering the note to the trustee’s corporate trust office, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. In the case of a global note, we have been informed that DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC’s rules and procedures. The conversion date is the date on which the note and the duly signed and completed notice of conversion are so delivered to the trustee. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in fractional shares, and the trustee shall deliver the certificate(s) to the conversion agent for delivery to the holder of the note being converted. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable.

If you surrender a note for conversion on a date that is not an interest payment date, you are not entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a note on a regular record date, including a note that is subsequently surrendered for conversion after the regular record date, you receive the interest payable on such note on the next interest payment date. To correct for this resulting overpayment of interest, we require that any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next interest payment date be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you are not required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the next interest payment date.

If we distribute rights or warrants (other than those referred to in paragraph (2) below) pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion is entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion (which we refer to in this prospectus as the “conversion shares”), a number of rights or warrants to be determined as follows:

•

if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we refer to in this prospectus as the

“distribution date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions of, and applicable to, the rights or warrants; and

•	if such conversion occurs after such distribution date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such note was convertible immediately prior to such distribution date would have been entitled on such distribution date in accordance with the terms and provisions of, and applicable to, the rights or warrants.

No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the closing sales price of our common stock on the conversion date.

If you deliver a note for conversion, you are not required to pay any taxes or duties in respect of the issuance or delivery of common stock on conversion. However, you are required to pay any tax or duty that may be payable in respect of any transfer involved in the issuance or delivery of our common stock in a name other than yours. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

The conversion rate is subject to adjustment if, among other things:

(1)  there is a dividend or other distribution payable in common stock on shares of our common stock;

(2)  we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the indenture, of our common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur;

(3)  we subdivide, reclassify or combine our common stock;

(4)  we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

—	those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above;

—	dividends and distributions paid in cash (except as set forth in paragraphs (5) and (6) below); and

—	distributions upon a merger or consolidation as discussed below;

(5)  we make a distribution consisting exclusively of cash (excluding portions of distributions referred to in clause (4) above and cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock if the aggregate amount of the distribution combined together with (A) all other such cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; or

(6)  the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves aggregate consideration that, together with (A) any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our common stock concluded within the 365-day period preceding the completion of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all cash distributions referred to in paragraph (5) above to all holders of common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See the section entitled “Description of Capital Stock” below for more information. If we implement a new rights plan, we are required under the indenture to provide that the holder of notes receives the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights is not taxable to the recipients. We are not required to make any adjustment to the conversion rate until the cumulative required adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

If we merge into or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding, without the consent of the holder of any note, becomes convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation is made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have had to select a particular type of consideration. The adjustment is not made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. Any such determination will be conclusive. We will give holders of notes at least 15 days’ notice of this increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a change in control as discussed below.

If at any time we make a distribution of property to our shareholders that would be taxable to them as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details, see the section of this prospectus entitled “Certain Federal Income Tax Considerations.”

Subordination

The payment of the principal of, and premium, if any, and interest on the notes, including any liquidated damages, and any amounts payable upon the redemption or repurchase of the notes, is subordinated in right of payment to the extent set forth in the indenture to the prior payment in full of all of our senior debt, as defined in the indenture. On September 30, 2003, we had $4.9 million of senior debt outstanding.

The notes rank equally in right of payment with our 5.75% Convertible Senior Subordinated Notes due 2008. The notes are senior in right of payment to our 5.75% Convertible Subordinated Notes due 2008. As of September 30, 2003, we had $85.5 million principal amount of 5.75% Convertible Senior Subordinated Notes and $29.6 million principal amount of 5.75% Convertible Subordinated Notes outstanding.

With respect to the notes, “senior debt” means the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and rent payable on or in connection with and all fees, costs, claims, expenses and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

•	all our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument whether or not the recourse of the lender is to all of our assets or to only a portion;

•	all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including, without limitation, overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments;

•	bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof;

•	all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•	all our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements, or any personal property included as part of any such lease, which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property, whether or not such lease transaction is characterized as an operating lease or capitalized lease in accordance with generally accepted accounting principles;

•	all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

•	all our obligations with respect to letters of credit, bank guarantees, bankers’ acceptances and similar facilities, including related reimbursement obligations;

•	all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

•	all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

•	renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

Senior debt does not include:

•	our 5.75% Convertible Subordinated Notes due 2008;

•	our 5.75% Convertible Senior Subordinated Notes due 2008;

•	any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes;

•	accounts payable or other accrued liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services; or

•	any indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

We will not make any payment on account of the notes if any of the following occurs:

•	we default in our obligations to pay principal, premium, interest or other amounts on or in connection with our senior debt, including a default under any redemption or repurchase obligation (a “payment default”), and the default continues beyond any grace period that we may have to make those payments; or

•	a default (other than a payment default) occurs and is continuing on any designated senior debt that permits the holders of the designated senior debt to accelerate its maturity and the trustee has received a payment blockage notice from us, the holder of such debt or such other person permitted to give such notice under the indenture.

If payments on the notes have been blocked by a payment default, payments on the notes may resume (including missed payments, if any) when the payment default has been cured or waived. If payments on the notes have been blocked by a non-payment default, payments on the notes may resume (including missed payments, if any) on the earlier of (1) the date on which such default is cured or waived and (2) 179 days after the date on which the trustee receives the payment blockage notice if the maturity of the designated senior debt has not been accelerated such that such debt is then presently payable, unless the indenture otherwise prohibits payment at that time.

No non-payment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice unless that existing non-payment default has been cured for a period of at least 90 days. In addition, once a holder of designated senior debt has blocked payment on the notes by giving a payment blockage notice, no new period of payment blockage can be commenced until both of the following are satisfied:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

•	all scheduled payments of principal, any premium and interest (and liquidated damages, if any) on the notes that have come due have been paid in full in cash.

“Designated senior debt” means our obligations under any particular senior debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness is designated senior debt for purposes of the indenture. That instrument, agreement or other document may place limitations and conditions on the right of that senior debt to exercise the rights of designated senior debt.

In addition, upon any acceleration of the principal due on the notes as a result of an event of default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on or in connection with all senior debt must be paid in full in cash or cash equivalents before you are entitled to receive any payment with respect to the notes. Due to the subordination provisions of the notes and the indenture, in the event of insolvency, our creditors who are holders of senior debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you.

The notes are effectively subordinated to all liabilities, including trade payables and lease obligations, and preferred stock of any of our subsidiaries. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, are effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, and preferred shareholders, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the subsidiary’s assets and any indebtedness of the subsidiary senior to that which we hold, at least to the extent of the collateral for such indebtedness. As of September 30, 2003, our subsidiaries had approximately $2.0 million of liabilities (excluding inter-company liabilities) to which the notes would have been effectively subordinated if they had been outstanding at that time, approximately $1.1 million of which is included in the $4.9 million of senior debt described above.

The indenture does not limit our ability to incur indebtedness, including senior debt, or the ability of any of our subsidiaries to incur indebtedness.

Provisional Redemption

We may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to $1,000 per $1,000 principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption if (a) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice and (b) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required.

Upon any provisional redemption, we will make an additional payment in cash or, at our option, common stock, or in a combination of cash and common stock, with respect to the notes called for redemption in an amount equal to $280.00 per $1,000 principal amount of the notes, less the amount of any interest actually paid on the notes before the date of redemption. For purposes of any such payment in common stock, the value of such common stock will be based upon the highest closing price of our common stock for the 20 trading days referred to in the above paragraph. We are obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date. Because the number of shares of common stock to be delivered to holders of notes in payment of the redemption price (should we elect such payment option) is determined on the basis of the market price of our common stock after we have given notice of the provisional redemption and prior to the redemption date, the value of the shares of common stock on the date of delivery thereof to such holders may be more or less than the redemption price had we elected to pay such price in cash.

Repurchase at Option of Holders Upon a Change in Control

If a change in control occurs, you have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

At our option, instead of paying the repurchase price in cash, we, or the successor entity in the change in control transaction, may pay the repurchase price in common stock, or in a combination of cash and common stock, such common stock to be valued at 95% of the average of the closing sales prices of the shares of common stock for each of the five trading days ending with the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if the conditions provided in the indenture are satisfied. Because the number of shares of common stock to be delivered to holders of notes in payment of the repurchase price (should we elect such payment option) is determined on the basis of the market price of our common stock after we have given notice of the occurrence of the change in control and prior to the repurchase date, the value of the shares of common stock on the date of delivery thereof to such holders may be more or less than the repurchase price had we elected to pay such price in cash.

Within 30 days after the occurrence of a change in control, we will mail you notice of the change in control and of your repurchase right arising as a result of the change in control. We will also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver, on or before the 30th day (or such greater period as may be required by applicable law) after the date of our notice, irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on a date that is no later than 45 days after your notice to the trustee.

A change in control is deemed to have occurred at such time, after the original issuance of the notes, any of the following occurs:

•	any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, (1) acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of Cell Therapeutics, Inc.’s capital stock entitling that person to exercise more than 50% of the total voting power of all shares of Cell Therapeutics, Inc.’s capital stock entitled to vote generally in elections of directors; however, any acquisition by Cell Therapeutics, Inc., any of its subsidiaries or any of our employee benefit plans will not trigger this provision or (2) succeeds in having sufficient of its nominees (who are not supported by a majority of the then current board of directors) elected to the board of directors of Cell Therapeutics, Inc. such that such nominees, when added to any existing directors remaining on the board of directors after such election who are affiliates of or acting in concert with such person, shall constitute a majority of the board of directors;

•	Cell Therapeutics, Inc. consolidates with or merges with or into any other person or another person merges into Cell Therapeutics, Inc., except if the transaction satisfies any of the following:

—	the transaction is a merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Cell Therapeutics, Inc.’s capital stock and (B) pursuant to which holders of Cell Therapeutics, Inc.’s common stock immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock or other ownership interest of the continuing or surviving person entitled to vote generally in elections of directors of the continuing or surviving person immediately after the transaction; or

—	the transaction is a merger effected only to change Cell Therapeutics, Inc.’s jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of Cell Therapeutics, Inc.’s common stock only into shares of common stock of Cell Therapeutics, Inc. or another corporation; or

•	Cell Therapeutics, Inc. conveys, transfers, sells, leases or otherwise disposes of all or substantially all of its assets to another person.

However, a change in control will not be deemed to have occurred if the average of the high and low sales price per share of Cell Therapeutics, Inc.’s common stock for any five trading days within (1) the period of ten consecutive trading days ending immediately after the later of the change in control and the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock not involving a merger or consolidation covered by clause (2) below, or (2) the period of ten consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, in each case, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

For purposes of these provisions:

•	the conversion price is equal to $1,000 divided by the conversion rate; and

•	whether a person is a beneficial owner is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Any repurchase of notes arising as a result of the change in control will be made in compliance with all applicable laws, rules and regulations, including, if applicable Regulation 14E under the Securities Exchange Act of 1934 and the rules thereunder and all other applicable federal and state securities laws. To the extent the provisions of any, securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not be deemed to cause a breach of our obligations under the indenture.

We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of Cell Therapeutics, Inc.’s assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of Cell Therapeutics, Inc.’s assets may be uncertain.

The foregoing provisions may not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could cause an event of default or be prohibited or limited by the terms of senior debt. As a result, any repurchase of the notes in cash are, absent a waiver, prohibited under the indenture’s subordination provisions until the senior debt is paid in full. Further, we may not have the financial resources, or would be unable to arrange financing, to pay the repurchase price for all the notes that holders seeking to exercise their repurchase right deliver to us. If we were to fail to repurchase the notes when required following a change in control, an event of default would occur, whether or not such repurchase is permitted by the indenture’s subordination provisions. Any such default may, in turn, cause a default under our senior debt. For more details, see the section of this prospectus entitled “Description of Notes—Subordination.”

Mergers and Sales of Assets

Without the consent of the holders of the notes, Cell Therapeutics, Inc. may not consolidate with or merge into any other person, or convey, transfer, sell or lease its properties and assets substantially as an entirety to any person, and Cell Therapeutics, Inc. may not permit any person to consolidate with or merge into Cell Therapeutics, Inc. or convey, transfer, sell or lease such person’s properties and assets substantially as an entirety to Cell Therapeutics, Inc., unless each of the following requirements is met:

•	Cell Therapeutics, Inc. is the surviving person or the person formed by the consolidation or into which Cell Therapeutics, Inc. is merged or the person to which its properties and assets are conveyed, transferred, sold or leased, is (1) a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia or (2) organized under the laws of a jurisdiction outside the United States and has common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the United States, including The Nasdaq Stock Market, Inc. and, in each case, if other than Cell Therapeutics, Inc., expressly assumes the due and punctual payment of the principal of, any premium, and interest (and liquidated damages, if any) on the notes and the performance of our other covenants under the indenture; and

•	immediately after giving effect to that transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	other conditions described in the indenture are met.

Upon any consolidation or merger or any transfer of all or substantially all of Cell Therapeutics, Inc.’s assets, the successor corporation formed by such consolidation or into which Cell Therapeutics, Inc. is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, Cell Therapeutics, Inc. under the indenture with the same effect as if such successor corporation had been named in the indenture as Cell Therapeutics, Inc., and Cell Therapeutics, Inc. shall be released from the obligations under the notes and the indenture except with respect to any obligations that arise from, or are related to, such transaction.

Events of Default

The following are “events of default” under the indenture:

•	we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the indenture’s subordination provisions;

•	we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the indenture’s subordination provisions;

•	we fail to give the notice that we are required to give if there is a change in control, whether or not the notice is prohibited by the indenture’s subordination provisions;

•	we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•	we fail to pay when due the principal of any indebtedness for money borrowed by us or any of our significant subsidiaries, if any, in excess of $10 million if the indebtedness is not discharged and such failure continues for 30 days or more, or, if such indebtedness has been accelerated, such acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

•	certain events of bankruptcy, insolvency or reorganization with respect to Cell Therapeutics, Inc. and its significant subsidiaries specified in the indenture.

Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default exists, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless they have offered to the trustee reasonable indemnity. Subject to such trustee indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction does not conflict with any rule of law or with the indenture, and the trustee may take any other action the trustee deems proper which is not inconsistent with such direction.

If an event of default, other than an event of default arising from events of bankruptcy, insolvency or reorganization with respect to Cell Therapeutics, Inc., occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the non-payment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization with respect to Cell Therapeutics, Inc. occurs and is continuing, then the principal of, and accrued interest (and liquidated damages, if any) on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

You do not have any right to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy under the indenture, unless:

•	you have given the trustee written notice of a continuing event of default;

•	the registered holders of at least 25% of the aggregate principal amount of all outstanding notes have made a written request of the trustee to take action because of the default and have furnished reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action;

•	the trustee shall not have taken action for 60 days after receiving such notice and offer of indemnification; or

•	the trustee has not received any direction inconsistent with such written request from the holders of a majority of the aggregate principal amount of all outstanding notes during such 60-day period.

These limitations do not apply to a suit for the enforcement of payment of the principal of, or any premium or interest (and liquidated damages, if any) on, a note, or the repurchase price payable for a note on or after the due dates for such payments, or of the right to convert the note in accordance with the indenture.

We will furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

The indenture contains provisions permitting us and the trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders of the notes. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we and the trustee are permitted to amend or supplement the indenture or any supplemental indenture or modify the rights of the holders, provided, that no such modification may, without the consent of each holder affected thereby:

•	change the stated maturity of the principal or interest of any note;

•	reduce the principal amount, any premium or interest on any note;

•	reduce the amount payable on any note upon a redemption at our option;

•	amend or modify our obligation to make or consummate a repurchase offer upon a change in control after our obligation to make a change in control repurchase offer arises;

•	change the place or currency of payment on any note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	modify the subordination provisions in a manner that is adverse to the holder of any notes;

•	adversely affect the right of any holder of notes to convert its notes;

•	reduce the percentage of holders whose consent is needed to modify, amend or waive any provision in the indenture; or

•	modify the provisions dealing with modification and waiver of the indenture, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

The holders of a majority in principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest (or liquidated damages, if any) or the repurchase price.

Notes are not considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

Registration Rights

In connection with the initial private placement of the notes, we entered into a registration rights agreement with the Initial Purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, but excluding securities that are eligible for disposition under Rule 144 of the Securities Act, that we would, at our expense:

•	file with the SEC, on or prior to 90 days following the date the notes were originally issued, this shelf registration statement covering resales of the registrable securities;

•	use our reasonable efforts to cause this shelf registration statement to be declared effective under the Securities Act on or prior to the later of (x) 180 days following the date the notes were originally issued and (y) 45 days after the termination of the Agreement and Plan of Merger, dated as of June 16, 2003, between us and Novuspharma S.p.A. or the completion of the merger of us and Novuspharma, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days in limited circumstances; and

•	use our reasonable efforts to keep effective the shelf registration statement until:

(1)	the expiration of the holding period applicable to such securities held by persons who are not affiliates of us under Rule 144(k) under the Securities Act or any successor previously subject to specific permitted exceptions (the Effectiveness Period), or

(2)	if earlier, there are no outstanding registrable securities.

We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

Upon written notice to all the holders of notes, we are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of registrable securities during prescribed periods of time if we possess material non-public information the disclosure of which would have a material adverse effect on us. The periods during which we can suspend the use of the prospectus may not exceed a total of 60 consecutive days. Upon receipt of such notice, the holders of notes are required to cease disposing of securities under the prospectus and to keep the notice confidential.

Liquidated damages accrue on the notes that are transfer restricted securities under the registration rights agreement if any of the following events, which we refer to as registration defaults, occurs:

•	on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC;

•	on or prior to the later of (x) 180 days following the date the notes were originally issued and (y) 45 days after the termination of the Agreement and Plan of Merger, dated as of June 16, 2003, between us and Novuspharma or the completion of the merger of us and Novuspharma, the SEC does not declare the shelf registration statement effective, or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 60 consecutive days.

In any case, liquidated damages accrue on the notes that are transfer restricted securities at a rate of 0.5% of the principal amount per annum from and including the day following the registration default to, but excluding, the day on which the registration default is cured. Liquidated damages are paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages begin to accrue. Under no circumstances are we required to accrue liquidated damages in excess of 0.5% per annum at any time.

A holder who elects to sell any registrable securities pursuant to the shelf registration statement is required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

We have filed this registration statement to meet our obligations under the registration rights agreement. We have mailed a notice and questionnaire to the holders of registrable securities to obtain certain information regarding the holders for inclusion in this prospectus.

No holder of registrable securities is entitled to be named as a selling security holder in the shelf registration statement as of the effective time, and no holder of registrable securities is entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time, unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire.

Beneficial owners of registrable securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. When we receive a completed and signed notice and questionnaire prior to the effective time of the registration statement, we will include the registrable securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the registration rights agreement.

We agree in the registration rights agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market. However, if the common stock is not then quoted on the Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, if any, on or prior to the effectiveness of the shelf registration statement.

This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement.

We will give notice to holders of the notes by mail to the addresses of the holders as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

We will replace, at the holders’ expense, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

No Personal Liability of Shareholders, Officers, Directors and Employees

No direct or indirect shareholder, officer, director or employee, as such, past, present or future of CTI, or any successor entity, shall have any personal liability in respect of our obligations under the indenture or the notes solely by reason of his or its status as such shareholder, officer, director or employee.

Governing Law

The indenture, the notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

The trustee for the holders of notes issued under the indenture is U.S. Bank National Association. If an event of default occurs, and is continuing, the trustee is required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holders of notes, unless they have offered the trustee reasonable security or indemnity.

Absence of Public Market

There is no existing market for the notes and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of holders to sell their notes or at what price holders of the notes will be able to sell their notes. Future trading prices of the notes will depend upon many factors including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. At the time of the original issuance of the notes in a private placement in June 2003, the Initial Purchasers advised us that they intended to make a market in the notes. However, the Initial Purchasers are not obligated to do so and any such market making activity may be terminated at any time at the sole discretion of the Initial Purchasers without notice to the holders of the notes. There is no established public trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange. See the section entitled “Plan of Distribution” for more information.

DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated articles of incorporation, as amended, our bylaws, as amended, and all applicable provisions of Washington law.

General

We are authorized to issue 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of the close of business on January 31, 2004, there were 50,291,605 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of the company without further action by the shareholders.

We designated 100,000 shares of our preferred stock as Series C preferred stock in November 1996 in connection with the adoption of a shareholder rights plan as described below. In November 1999, we designated 10,000 shares of our preferred stock as 5% Series D preferred stock in connection with a private placement of those shares.

No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants and Other Obligations to Issue Capital Stock

As of January 31, 2004, we had outstanding warrants to purchase an aggregate of 599,125 shares of our common stock. These warrants have a weighted average exercise price of $15.92 per share. These warrants expire between 2003 and 2008. In connection with the achievement of a $20 million TRISENOX sales threshold, we are obligated to pay $5 million in either cash, common stock, or a combination of both within thirty days following the end of the first calendar quarter after the end of the previous four calendar quarter period in which the threshold was achieved. We are also obligated to make an additional payout, payable in cash or common stock at the then fair market value of our stock, for any calendar year that sales of TRISENOX exceed $40 million.

Anti-takeover Effects of Provisions of Washington Law and our Charter and Bylaws

Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the company. Chapter 23B.17 of the Washington Business Corporation Act (the “WBCA”) prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of the company involving an “interested shareholder” (defined as a person or group of affiliated persons who own beneficially 20% or more of the company’s voting securities) unless the transaction is determined to be at a “fair price” or otherwise approved by a majority of the company’s disinterested directors or is approved by holders of two-thirds of the company’s outstanding voting securities, other than those held by the interested shareholder. A Washington corporation may, in its articles of incorporation, exempt itself from coverage of this provision, but the company has not done so. In addition, Chapter 23B.19 of the WBCA prohibits the company, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person or group of persons who acquire 10% or more of the company’s voting securities without the prior approval of the company’s board of directors) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. The company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the company.

Our board of directors is divided into three approximately equal classes of directors serving staggered three-year terms. In addition, our restated articles of incorporation provide that directors may be removed from office only at a meeting of shareholders called expressly for that purpose and only for cause. Our restated articles of incorporation limit “cause” to willful misfeasance having a material adverse effect on the company or conviction of a felony, provided that any action by a director shall not constitute “cause” if, in good faith, the director believed the action to be in or not opposed to the best interests of the company or if the director is entitled to be indemnified with respect to such action under applicable law, our restated articles of incorporation or bylaws, or a contract with the company. Further, our bylaws require a shareholder to provide notice to the company of such shareholder’s intent to nominate a person or persons for election as directors not later than 90 days prior to the first anniversary of the previous year’s annual meeting of shareholders or, in the case of an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. A shareholder must also provide us with notice of such shareholder’s intent to make any proposal at an annual meeting of shareholders not later than 90 days prior to the first anniversary of the previous year’s annual meeting of shareholders. These provisions may have the effect of deterring hostile takeovers or delaying change in control or management of our company.

Shareholder Rights Plan

On November 11, 1996, our board of directors adopted a shareholder rights plan and declared a distribution of one preferred stock purchase right (a right) for each outstanding share of common stock to shareholders of record as of the close of business November 21, 1996 and for each share of common stock issued thereafter pursuant to a rights agreement entered into on November 11, 1996 and amended November 20, 2002, between the company and Computershare Investor Services, LLC as Rights Agent (the rights agreement). One right will be issued for each share of common stock issued upon the conversion of the notes. In connection with the adoption of the rights agreement, we reserved for issuance 100,000 shares of series C preferred stock. The series C preferred stock will only be issued in the event rights issued pursuant to the rights agreement are exercised.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the United States dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or United States federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment). This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

All purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701 (b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is any holder of a note or common stock other than a U.S. Holder or a foreign or domestic partnership.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for United States tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the United States tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Interest

U.S. Holders are required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of accounting. In addition, if we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts referred to as liquidated damages in the manner described under the caption “Description of Notes—Registration Rights.” If the amount or timing of any liquidated damages on a note is contingent, the note could be subject to special rules that apply to debt instruments that provide for contingent payments (“contingent debt instruments”). These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. We believe that the possibility of liquidated damages is remote and, accordingly, the notes should not be treated as contingent debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we do not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard is binding on each U.S. Holder (but not the IRS) unless such U.S. Holder explicitly discloses a contrary position on a statement attached to its timely filed United States federal income tax return for the year in which the note is acquired. If the notes were treated as contingent debt instruments, the consequences described above would apply. In the event that we pay liquidated damages, the holders would be required to recognize liquidated damages income, which would be taxable as ordinary income.

Market Discount

If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for United States federal income tax purposes, unless such difference is less than ¼ of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note which has accrued market discount in a nonrecognition transaction in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a note for our shares of common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S. Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Amortizable Bond Premium

If a U.S. Holder purchases a note at a price that exceeds the principal amount of the note, the amount of the difference is referred to as “bond premium” for United States federal income tax purposes. The U.S. holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Conversion of Notes Into Common Stock

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. To the extent we elect to deliver cash instead of shares of common stock, the tax consequences of the exchange will be as described below under “Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Retirement of the Notes.” Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

The conversion rate of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in a taxable dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion rate, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize dividend income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as a dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange, Redemption or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) such holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder (increased by the amount of market discount, if any, previously included in income or decreased by the amount of amortized bond premium, if any). Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. Generally, long term capital gain for individuals is eligible for a reduced rate of taxation. Capital gain that is not long term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

If upon a change of control, a U.S. Holder requires us to repurchase some or all of such holder’s notes and we elect to pay the repurchase price with shares of our common stock, and if the notes are “securities” for United States federal income tax purposes, the holder would generally not recognize any gain or loss on the exchange. If the U.S. Holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The U.S. Holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The U.S. Holder’s aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The U.S. Holder’s holding period for the common stock so received would include the period during which the holder held the note. The U.S. Holder’s basis in any shares of common stock attributable to accrued interest would equal the fair market value of those shares when received, and the holding period of those shares would begin on the day after receipt of such shares. If the notes are not “securities” for United States federal income tax purposes, then the exchange would be subject to the general rules for exchanges described in the preceding paragraph.

The Common Stock

Distributions (including constructive distributions), if any, paid on the common stock that a U.S. Holder receives upon conversion of a note generally will constitute a taxable dividend, to the extent made from our current and/or accumulated earnings and profits, as determined under United States federal income tax principles. Any distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in the shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in the shares, the distribution will be taxable as capital gain. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction. For taxable years beginning after December 31, 2002 and before January 1, 2009, subject to certain exceptions, dividends received by non-corporate shareholders (including individuals) from domestic corporations generally are taxed at the same preferential rates that apply to long-term capital gain.

Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. Generally, long-term capital gain of non-corporate shareholders is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

The following discussion is limited to the United States federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a United States trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable United States bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Dividends

In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of United States federal income tax at a 30 percent rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to United States federal income tax at regular income tax rates, but are not generally subject to the 30 percent withholding tax or treaty-reduced rate if the Non-U.S. Holder files a properly executed Form W-8ECI (or appropriate substitute form), as applicable with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a United States taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of common stock that is eligible for a reduced rate of United States withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of notes into common stock. However, cash received in lieu of a fractional share will be subject to United States federal income tax in the manner described below under “Certain United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Retirement or Redemption of Notes or Common Stock.”

Sale, Exchange, Retirement or Redemption of Notes or Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, retirement or redemption of a note or common stock generally will not be subject to United States federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding rate is currently 28 percent. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Certain United States Federal Income Tax Considerations—Non-U.S. Holders—Dividends.”

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by United States persons, or is engaged in a United States trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock issuable upon conversion of the notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in June 2003. The notes were resold by the Initial Purchasers to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table contains information as of February 6, 2004, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold(1)	Total Shares Beneficially Owned Prior to this Offering	Shares to be Beneficially Owned After Completion of this Offering(1)	Percentage of Common Stock Outstanding After Completion of this Offering(2)
Alpine Associates(5)(6)	$4,380,000	5.8%	324,444	324,444	0	0
Alpine Partners, L.P.(5)(6)	$620,000	*	45,926	45,926	0	0
AM Investment D Fund (QP) Ltd.	$300,000	*	22,222	22,222	0	0
AM Investment E Fund Ltd.	$1,600,000	2.1%	118,519	118,519	0	0
Aristeia Trading LLC(5)	$285,000	*	21,111	21,111	0	0
Aristeia International Limited	$1,215,000	1.6%	90,000	90,000	0	0
BNP Paribas Equity Strategies, SNC(5)(6)	$2,205,000	2.9%	163,333	163,333	1,552	0
Coastal Convertibles Ltd.	$2,000,000	2.7%	148,148	148,148	0	0
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$2,216,000	3.0%	164,148	164,148	0	0
DBAG London(5)	$2,000,000	2.7%	148,148	148,148	0	0
HighBridge International LLC(5)(6)	$13,000,000	17.3%	962,963	962,963	0	0
Hourglass Master Fund, Ltd.	$9,360,000	12.5%	693,333	693,333	0	0
Lyxor/AM Investment Fund Ltd.	$350,000	*	25,926	25,926	0	0
Lyxor/Convertible Arbitrage Fund Limited	$147,000	*	10,889	10,889	0	0
National Bank of Canada, c/o Putnam Lovell NBF Securities Inc.(5)(6)	$2,000,000	2.7%	148,148	148,148	0	0
R2 Investments, LDC	$225,000	*	16,667	16,667	0	0
Sagamore Hill Hub Fund Ltd.	$3,500,000	4.6%	259,259	259,259	0	0
Singlehedge U.S. Convertible Arbitrage Fund	$367,000	*	27,185	27,185	0	0
Sturgeon Limited	$315,000	*	23,333	23,333	0	0
Sunrise Partners Limited Partnership	$13,250,000	17.7%	981,482	981,482	38,100	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$2,000,000	2.7%	148,148	148,148	0	0
ZCM Asset Holding Co., Inc.	$1,940,000	2.6%	143,704	143,704	0	0
Any other holder of notes or future transferee, pledgee, donee or successor of any holder(3)(4)	$11,725,000	15.6%	868,519	868,519	0	0

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion price of approximately $13.50 per share of common stock. However, this conversion price will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 50,292,855 shares of common stock outstanding as of February 6, 2004. In calculating this amount, shares owned by a holder prior to this offering are included with the number of shares of common stock issuable upon conversion of that holder’s notes. In addition, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information about other selling security holders will be set forth in prospectus supplements, if required.
(4)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(5)	Indicates a broker-dealer or an affiliate thereof, based upon information provided to CTI by such selling securityholder.
(6)	Indicates a NASD member or an affiliate thereof, based upon information provided to CTI by such selling securityholder.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information provided to us will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. For information on the procedures for sales by selling securityholders, see the section entitled “Plan of Distribution” below.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market System in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

Our common stock trades on the Nasdaq National Market and on the Nuovo Mercato under the symbol “CTIC.” We cannot assure you as to the development of liquidity or any trading market for the notes. See “Risk Factors—Risks Related to Our Notes—There is no public market for the notes being offered, which may significantly impair the liquidity of the notes.”

There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, Alpine Partners, L.P., Alpine Associates, Aristeia Trading LLC and National Bank of Canada (c/o Putnam Lovell) are the only selling securityholders who are registered broker-dealers and, as such, they are underwriters of the notes and the underlying common stock within the meaning of the Securities Act. We do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of or board directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration of the notes and underlying common stock. We will not pay any commissions, fees or discounts of underwriters, brokers, dealers and agents in connection with any sales by any selling securityholders.

LEGAL MATTERS

The validity of the issuance of the Cell Therapeutics, Inc. securities offered by this prospectus will be passed upon for Cell Therapeutics, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (hereinafter the “Exchange Act”). In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us are available free of charge on our web site, http://www.cticseattle.com, and may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at (800) SEC-0330. Our common stock is listed on the Nasdaq National Market and such reports, proxy statements and other information concerning us may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Forms 8-K that are furnished but not filed) until our offering is complete:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed March 27, 2003 and amended April 30, 2003;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003 filed May 12, 2003;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003 filed August 6, 2003;

•	our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 filed November 11, 2003;

•	our current report on Form 8-K filed on June 17, 2003;

•	our current report on Form 8-K filed on June 19, 2003;

•	our current report on Form 8-K filed October 20, 2003;

•	our current report on Form 8-K filed December 22, 2003;

•	our current report on Form 8-K filed December 30, 2003;

•	our current report on Form 8-K filed on January 13, 2004; and

•	our current report on Form 8-K/A filed on February 5, 2004.

We will provide without charge to each person, including any beneficial owner of CTI common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Cell Therapeutics, Inc.

501 Elliot Avenue West, Suite 400

Seattle, Washington 98119

United States of America

Attn: Investor Relations

Telephone Number: (206) 282-7100

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are only making an offer of these securities in states where the offer is permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering (including expenses paid in connection with the private placement of the notes in June 2003) are as follows:

Securities and Exchange Commission registration fee	$6,068
Trustee’s fees and expenses	13,600
Accounting fees and expenses	55,000
Legal fees and expenses	400,000
Miscellaneous	90,332

Total	$565,000

Item 15.    Indemnification of Directors and Officers of Cell Therapeutics, Inc.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “WBCA”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Article IX of the Registrant’s Restated Bylaws provides for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy maintained by the Company for such purpose.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate losses or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of the Registrant’s Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Registrant and its shareholders.

The Registrant has entered into an indemnification agreement with each of its executive officers and directors in which the Registrant agrees to hold harmless and indemnify the officer or director to the fullest extent permitted by Washington law. The Registrant agrees to hold harmless and indemnify the officer or director against any and all losses, claims, damages, liabilities or expenses incurred in connection with any actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the officer or director is, was or becomes involved by reason of the fact that the officer or director is or was a director, officer, employee, trustee or agent of the Registrant or any related company, partnership or enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the officer or director in an official capacity and any action, suit, claim or proceeding instructed by or at the direction of the officer or director unless such action, suit, claim or proceeding is or was authorized by the Registrant’s Board of Directors. No indemnity pursuant to the indemnification agreements shall be provided by the Registrant on account of any suit in which a final, unappealable judgment is rendered against the officer or director for an accounting of profits made from the purchase or sale by the officer or director of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, and amendments thereto, or for damages that have been paid directly to the officer or director by an insurance carrier under a policy of directors’ and officers’ liability insurance maintained by the Registrant.

Item 16.    Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number		Exhibit Title
3.1	(1)	Registrant’s Restated Articles of Incorporation.

3.2	(4)	Registrant’s Articles of Amendment to Restated Articles of Incorporation Establishing a Series of Preferred Stock.

3.3	(2)	Registrant’s Articles of Amendment to Restated Articles of Incorporation of Cell Therapeutics, Inc. Effecting a Reverse Stock Split.

3.4	(3)	Registrant’s Restated Bylaws.

4.1	(6)	Indenture, dated as of June 23, 2003, between CTI and U.S. Bank National Association.

4.2	(6)	Form of Note (included in Exhibit 4.1).

5.1	(6)	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	(5)	Registration Rights Agreement, dated as of June 23, 2003, between CTI and the Initial Purchasers set forth therein.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of Ernst & Young LLP, Independent Auditors.

23.2	(6)	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.3		Consent of KPMG, S.p.A., Independent Auditors.

24.1	(6)	Power of Attorney of certain directors and officers of Cell Therapeutics, Inc. ( See page II-4 of the initial filing of this Form S-3).

25.1	(6)	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

(1)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form S-1 (No. 333-4154).
(2)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form S-3 (No. 333-36603).
(3)	Incorporated by reference to exhibits to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.
(4)	Incorporated by reference to exhibits to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(5)	Incorporated by reference to exhibits to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
(6)	Previously filed on September 18, 2003.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on February 9, 2004.

CELL THERAPEUTICS, INC.

By:	/s/ JAMES A. BIANCO

James A. Bianco, M.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Max E. Link, Ph.D.	Chairman of the Board	February 9, 2004

/s/ JAMES A. BIANCO James A. Bianco, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	February 9, 2004

* Louis A. Bianco	Executive Vice President, Finance and Administration (Principal Financial Officer and Principal Accounting Officer)	February 9, 2004

* Jack L. Bowman	Director	February 9, 2004

* John M. Fluke, Jr.	Director	February 9, 2004

* Vartan Gregorian, Ph.D.	Director	February 9, 2004

* Mary O’Neill Mundinger, DrPH	Director	February 9, 2004

* Phillip M. Nudelman, Ph.D.	Director	February 9, 2004

* Jack W. Singer, M.D.	Director	February 9, 2004

Erich Platzer, M.D.	Director	February 9, 2004

Silvano Spinelli	Director	February 9, 2004

*By	/s/ JAMES A. BIANCO James A. Bianco, M.D. Pursuant to Powers of Attorney filed previously with the Securities and Exchange Commission	February 9, 2004

EXHIBIT INDEX

Exhibit Number		Exhibit Title
3.1	(1)	Registrant’s Restated Articles of Incorporation.

3.2	(4)	Registrant’s Articles of Amendment to Restated Articles of Incorporation Establishing a Series of Preferred Stock.

3.3	(2)	Registrant’s Articles of Amendment to Restated Articles of Incorporation of Cell Therapeutics, Inc. Effecting a Reverse Stock Split.

3.4	(3)	Registrant’s Restated Bylaws.

4.1	(6)	Indenture, dated as of June 23, 2003, between CTI and U.S. Bank National Association.

4.2	(6)	Form of Note (included in Exhibit 4.1).

5.1	(6)	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	(5)	Registration Rights Agreement, dated as of June 23, 2003, between CTI and the Initial Purchasers set forth therein.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of Ernst & Young LLP, Independent Auditors.

23.2	(6)	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.3		Consent of KPMG, S.p.A., Independent Auditors.

24.1	(6)	Power of Attorney of certain directors and officers of Cell Therapeutics, Inc. ( See page II-4 of the initial filing of this Form S-3).

25.1	(6)	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

(1)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form S-1 (No. 333-4154).
(2)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form S-3 (No. 333-36603).
(3)	Incorporated by reference to exhibits to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.
(4)	Incorporated by reference to exhibits to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(5)	Incorporated by reference to exhibits to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
(6)	Previously filed on September 18, 2003.